U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Ashmore Emerging Markets Income Fund

Address of Principal Business Office:

c/o Ashmore Investment Management Limited

61 Aldwych

London, WC2B 4AE, England

Telephone Number: 011-44-20-3077-6000

Name and address of agent for service of process:

Corporation Service Company

84 State Street

Boston, MA 02109

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒             No  ☐

NOTICE

A copy of the Agreement and Declaration of Trust of Ashmore Emerging Markets Income Fund is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 3rd day of December, 2012.

By:	/s/ George Grunebaum
Name:	George Grunebaum
Title:	President and Chief Executive Officer

Attest:	/s/ Theodore Smith
Name: Theodore Smith
Title: Vice President